L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

Sep 23, 2022

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 24, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on July 27, 2022 (the “Registration Statement”). Herewith, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Cover Page

1.	Please refer to the registration statement cover page. Please revise to include both the city and the state for your principal address. Refer to Item 503(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page in the prospectus to disclose both the city and the state as our principal address.

2.	We note your disclosure on page 20 that you intend to apply to list your common stock for quotation on the Over-the-Counter Bulletin Board using the trading symbol "LAMY", please revise your prospectus cover page to identify your intended trading symbol. Refer to Item 501(b)(4) of Regulation S-K."

In response to the Staff’s comment, the Company has revised its cover page to include a statement that ‘Our intended trading symbol is LAMY’.

3.	Please revise the table of contents so that it accurately contains the headings of the registration statement. As one example only, the "Use of Proceeds" section starting on page 11 does not appear in the table of contents. Refer to Item 502(a) of Regulation S-K.

In response to the Staff’s comment, the table of contents has been revised accordingly.

Prospectus Summary, page 1

4.	We note your disclosure on page 2 that there is no source of revenue to cover your operating costs and to continue as a going concern. Please revise to disclose the dollar amount required to fund your operations for the next 12 months in the context of your limited cash resources. Additionally, please also revise the last paragraph to discuss your large note payable and total liabilities. In this regard, please clarify that you have both related-party loans and a large note payable outstanding.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page to include the dollar amount required to finance its operations for the next one year. The section now also includes a discussion of the Company’s large note payable and total liabilities. The fact that there are related-party loans and a large note payable outstanding has also now been disclosed.

Risk Factors
Risks Related to Our Financial Condition, page 6

5.

We note your disclosure in the risk titled "L A M Y has not made any profit yet, and its ability to continue operating and developing its business is very dependent on its ability to raise the necessary funds" where you acknowledge there is doubt about your ability to continue as a going concern. Rather than include the statement in this risk factor, please add a new standalone risk factor to specifically address the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, a standalone risk factor has been added accordingly at the beginning of the Risk Factors section of the offering circular.

Risks Related to the Issuers Products and Services, page 8

6.	We note your disclosure on page 16 that your business foresees developing a video game showing "the latest graphics and highly elaborate music and sound." However, we note that currently you have no employees with the relevant skills to produce such a game or soundtrack other than the "Video Game Development Agreement" included as Exhibit 10.1. Please disclose here the risks of not having and not being able to acquire an employee or contractor with the necessary skills to develop such a game.

In response to the Staff’s request, language has been added to address the given comment.

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Use of Proceeds, page 12

7.	We note your various plans of operation starting on page 23 and the various expense amounts and categories. We also note that the disclosed expense amounts and categories differ from this section and the disclosed use of proceeds. For example, we note additional amounts allocated to VR studio rent and additional office equipment. Please reconcile the two sections and revise as applicable.

In response to the Staff’s comment, we have reconciled the Use of Proceeds section by moving the correct four versions of expense amounts and categories to the Plan of Operations section; while the updated summary of the four scenarios remains in the given section.

Dilution of the Price Investor Pays for Its Shares, page 13

8.	Please provide dilution based on your net tangible book value, rather than on your book value, and show the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. Refer to Item 506 of Regulation S-K.

In response to the comment, the Company has recalculated the figures within the table.

Interest of Named Experts and Counsel, page 15

9.	The name of the auditor is blank, please complete the name of the auditor. In this regard, we note that BF Borgers CPA PC issued your audit report and provided the required consent as Exhibit 23.1.

In response to the Staff’s comment, the Company has now added its auditor BF Borgers CPA PC in the sentence.

Management's Discussion and Analysis and Plan of Operations Liquidity and Capital Resource, page 22

10.	We note your disclosure that your existing cash balances will not be sufficient to meet your working capital and capital expenditure needs for "any period of time." Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources.

In response to the provided comment, the Company has revised this section to address the queries presented by the Staff.

11.

We note that your planned primary business activity involves generating revenues from the educational website and the 3D video game that have not yet been developed. Please disclose the following:

• The nature, timing and estimated costs of the efforts necessary to complete the development;
• The costs incurred to date;
• The anticipated completion dates; and
• The period in which material net cash inflows are expected to commence. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded this section to elaborate on the information requested by the Staff.

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Plan of Operations, page 24

12.	We note here and in the use of proceeds section that you envision four proceeds scenarios pending the amount raised in this offering. However, on page 25, you state that the maximum amount that can be raised - $120,000 - is only enough for a year. Please disclose clearly, if true, that the other three spending plans would be insufficient for your business to continue as a going concern for twelve months. Additionally, we note that the four funding scenarios here ($25,000, $50,000, $75,000 and $120,000) do not align with your funding scenarios in the use of proceeds section of $30,000, $60,000, $90,000 and $120,000. We also note that the amounts and expense categories do not match. Please revise and reconcile the sections as applicable.

In response to the Staff’s comment, the Company has revised the disclosure to state that even if we only raise $30,000 from this offering, we expect it should keep the Company afloat for at least a year. Additionally, the Company has reconciled its disclosure to present the correct funding scenarios in this section shown as $30K; $50K; $90K and $120K.

13.	We note that the Video Game Development Agreement filed as Exhibit 10.1 details that you will be required to pay Emile Lawrence $2,000 per month starting in January of 2023. Additionally, we note that the Professional Engagement Agreement with TruePenny Property Consultants Ltd. details that you will be required to pay such consultant $44,000 per year. We also note that neither your use of proceeds section nor the various plans of operation factor in these expenses. Further, we note that these expenses exceed your available funds at the 25% and 50% funding scenarios. Please reconcile or advise.

In response to the Staff’s comment, the Company has amended its disclosure below the four scenarios tables to note that the salary of $2,000 per month has been allocated within the ‘Digital product development’ budget. Additionally, we have added a statement to note that the agreement with TruePenny starts in January 2024, which is outside the period for which we have made the budgeting scenarios. The amendment to the Agreement that includes the updated begin date with TruePenny is filed alongside this submission.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 31

14.	In this section, please de-aggregate the "loan from a related party" from the "note payable from a related party." In addition, please also include the material terms for each of these items. Refer to Item 404(d) of Regulation S-K. Further, please file the applicable agreements as exhibits. In this regard, we note that you have only filed the Loan Agreement and Promissory Note with respect to the $10,000 loan as Exhibit 10.6.

In response to the Staff’s comment, the Company has revised its disclosure in the paragraph in question in line with the Staff’s comment.

Statements of Cash Flows, page F-6

15.	Please tell us the basis for presenting proceeds from notes payable- related party and others as financing cash in-flows, rather than as non-cash transactions. We note that on page F-10, you state that $15,100 loan was provided in exchange for assets. We also note that you incurred $29,000 in debt for the acquisition of the intangible assets.

The Company informs the Staff it has now revised the financial statements accordingly.

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Note 7- Related Party Transactions, page F-10

16.	Please disclose the significant terms of the related party notes and the $29,000 note payable you incurred in the acquisition of the intangible assets. Refer to Rule 5-02(22) of Regulation S-X. In addition, revise your disclosure to comply with ASC 470-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure in line with the Staff’s request and the Rule 5-02(22) of Regulation S-X and to comply with ASC 470-10-50-1.

General

17.	Please disclose your payment obligations under the video game development agreement. Refer to Rule 5-02(25) of Regulation S-X.

In response to the Staff’s comment, the Company has now disclosed its payment obligations under the video game development agreement in NOTE 9 – COMMITMENTS & CONTINGENCIES.

The company would like to inform the Staff that an illustration has been added to the end of the Prospectus Summary section, depicting some of the salient features of L A M Y’s business model.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer

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